Exhibit 3.4

FIRST AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

GLOBAL STAR ACQUISITION INC.

Pursuant to Section 242 of the Delaware General Corporation Law

GLOBAL STAR ACQUISITION INC. (the Corporation), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1. The name of the Corporation is Global Star Acquisition Inc. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 24, 2019 under the name YouStar Inc. (the Certificate). The Corporation filed a Certificate of Amendment on September 7, 2021, changing the Company name from YouStar Inc. to Global Star Acquisition Inc. On September 19, 2022, the Corporation filed an amended and restated certificate of incorporation which both restates and amends the provisions of the Certificate, and was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, (the DGCL) (the Amended and Restated Certificate of Incorporation).

2. This First Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation.

3. This First Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of 65% of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the DGCL.

4. Section 9.1(b) is hereby amended and restated to read in its entirety as follows:

(b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters over-allotment option, if any) and certain other amounts specified in the Corporations registration statement on Form S-1, as initially filed with the U.S. Securities and Exchange Commission (the SEC) on July 29, 2022, as amended (the Registration Statement), shall be deposited in a trust account (the Trust Account), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement (the Trust Agreement). Except for the withdrawal of interest to pay taxes, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination within 21 months from the closing of the Offering (or prior to the Termination Date, as defined below, if applicable) (or, if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open) (the Deadline Date) and (iii) the redemption of shares in connection with a stockholder vote to amend any provisions of this Amended and Restated Certificate (a) to modify the substance or timing of the Corporations obligation to provide for the redemption of the Offering Shares in connection with an initial Business Combination or to redeem 100% of such shares if the Corporation has not consummated an initial Business Combination by the Deadline Date or (b) with respect to any other provision relating to stockholders rights or pre-initial Business Combination activity (as described in Section 9.7). Holders of shares of Common Stock included as part of the units sold in the Offering (the Offering Shares) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are the Sponsor or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as Public Stockholders.

In the event that the Corporation has not consummated an initial Business Combination within 12 months from the date of the closing of the Offering, (or such later date pursuant to the extension set forth under this paragraph, the Termination Date) upon the Sponsors request, the Corporation may extend the period of time to consummate a Business Combination by an additional nine months pursuant to nine one-month extensions, from September 22, 2023 until June 22, 2024, provided that the Sponsor (or its affiliates or permitted designees) will deposit into the Trust Account the lesser of (x) $125,000 or (y) $0.04 per share for each public share that is not redeemed in connection with the Special Meeting for each such one-month extension until June 22, 2024, unless the closing of the Companys initial business combination shall have occurred (the Extension Payment) in exchange for a non-interest bearing, unsecured promissory note payable upon consummation of a Business Combination. The gross proceeds from the issuance of such promissory note(s) shall be held in the Trust Account and used to fund the redemption of the Offering Shares in accordance with Section 9.2. If the Corporation completes its initial Business Combination, it will, at the option of the Lender, repay the amounts loaned under the promissory note out of the proceeds of the Trust Account released to it or convert a portion or all of the amounts loaned under such promissory note(s) into units. If the Corporation does not complete a Business Combination by the Termination Date, the loans will be repaid only from funds held outside of the Trust Account.

5. Section 9.2 (a) is hereby amended and restated to read in its entirety as follows:

(a) Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the Redemption Rights) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the Redemption Price).

IN WITNESS WHEREOF, Global Star Acquisition Inc. has caused this Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of this 28th day of August 2023.

GLOBAL STAR ACQUISITION INC.

By:	/s/ Anthony Ang
Name:	Anthony Ang
Title:	Chief Executive Officer